[SRSY Letterhead]

August 27, 2010

Via EDGAR Transmission

Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quaker Investment Trust File No. 333-168300

Dear Ms. Stirling:

On behalf of the Quaker Investment Trust (the “Registrant”), the following is the Registrant’s supplemental response to the second comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registrant Statement on Form N-14 in connection with the proposed reorganization of the Akros Absolute Return Fund (the “Acquired Fund”) into the Quaker Akros Absolute Strategies Fund (the “Quaker Fund”), which was filed on July 23, 2010:

Comment:  Disclose what criteria is used to select investments for the Funds.  The previous response was not sufficiently descriptive.

Response:  The following information will replace what was previously added to the section comparing the Funds’ investment strategies:

Akros Capital invests mainly in common stocks of U.S. and non-U.S. companies. Investments in equity securities (growth or value stocks or both) are of companies of any size.  Akros Capital may consider, among other things, a company’s valuation, financial strength, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell equity investments.  Akros Capital also use derivatives, such as futures, options, warrants and swap contracts, for both hedging and non-hedging purposes.  Akros Capital may also invest in fixed income securities of short- to long-term maturities that are either investment-grade or below investment-grade in quality.  Akros Capital may also invest in other fixed income securities, such as mortgage-backed investments.  When deciding whether to buy or sell fixed income instruments, Akros Capital may consider, among other things, credit, interest rate, and prepayment risks, as well as general market conditions.  Akros Capital may also select other investments that do not fall within these asset classes.

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss the response presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Timothy Richards, Esq.
Quaker Funds, Inc.